LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Facsimile (703) 813-6967
By Edgar Filing

December 7, 2010

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”)
Response Letter for Amendment 2 on Registration Statement on Form S-1
Filed December 7, 2010
File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated November 30, 2010.  We have endeavored to respond to your comments and to make changes that you have requested in the above referenced comment letter and in that regard we will be sending you the amended S-1 filing together with another “mark-up draft” indicating all of the changes made therein by edgar filing.  Please note that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of November 30, 2010. The filing contemporaneous to this letter is Amendment No. 2.   Please also note also that page numbers may have changed because of the inclusion of additional text required to conform the S-1 Amendment 2 to include your comments and requested changes.

Registration Statement Cover Page

1. Please note changes made.

Prospectus Cover Page

2.  Please note the date of the end of the offering.

Prospectus Summary

Our Business

3.  Please note additional wording per your comment.

4.  See changes made.

5.  See changes made.

6.  So changed per comment.

7.  See changes made.

8.  See changes made.

Summary Financial Data

9.  Change made.

Use of Proceeds

10.  See changes made consistent with comments.

11.  See changes made consistent with comments.

12.  We have included the line item of the Underwriting Cost of $22,150 to show that amount being an expense reducing the proceeds to calculate net proceeds.  We have not double counted this and the net proceeds we believe are correct on that line item.

Dilution

13.  Made changes as requested.

14.  Made changes as requested.

Directors, Executive Officers, Promoters and Control Persons

Identification of Officers and Directors

15.  We have deleted the last four sentences of Mr. Sorge’s biography per your request.

Market for Common Equity and Related Stockholder Matters

Shares Eligible for Future Sale

16.  So changed per comment.

OTC Bulletin Board

17.  So changed per comment.

Interest of Named Experts

18.  Henry Casden, attorney, has received 2,500,000 shares which were valued at the time of issuance at $2,500 since they were issued at par value.  The value of the shares are far below $50,000 and therefore do not meet the threshold amount of Item 509 of Regulation S-K.

Description of Business

Company Overview, Business Development, History and Organization

19.  See changes in the description of the business inserted into the paragraph referenced in your comment letter.

20.  See language inserted to cover comment.

21.  See language inserted to respond to your comment.

Plan of Operations-In General

22.  See changes made.

23.  See changes made in “Patents” page 32 and 33.

24.  We have eliminated the marketing language.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation

Going Concern

25.   Changed pursuant to comments.

Cash Flows and Capital Resources

26.  Changes made as requested.

Certain Relationships and Related Party Transactions

Transactions with Management and Others

27.   Changes made as requested.

Executive Compensation

28.  See changes made.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

29.  See changes made.

30.  See changes made.

Age of Financial Statements

31.  See changes made.

Accountant’s Consent

32.  See changes made

33.  See language added to accountant’s consent.

Signatures, page II-7

34.  See changes made.

35.  See changes made.

Exhibit 10.1, License Agreement

36. See changes made.

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN